
November 3, 2021

Mark Gerhard
Chief Executive Officer
Ascendant Digital Acquisition Corp. III
667 Madison Avenue
5th Floor
New York, NY 10065

> **Re: Ascendant Digital Acquisition Corp. III**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 19, 2021**
> **File No. 333-255349**

Dear Mr. Gerhard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note the auditor's consent included in Exhibit 23.1 makes reference to their audit report dated October 12, 2021. Please have your auditor revise their consent to reference the correct date of the audit report included on page F-2 of your registration statement

2. We note that the most recent amendment modified the terms of the units and specifically the warrants. We also note that the previously filed legal opinions opined upon the old securities. Please file new legal opinions which opine upon the registered securities as modified.

You may contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services